Exhibit 99.1

CONTACT:

Gary S. Maier

(310) 471-1288

HIGHWAY HOLDINGS REPORTS STRONG FISCAL 2022 THIRD QUARTER
AND NINE-MONTH RESULTS

HONG KONG — January 31, 2022 — Highway Holdings Limited (Nasdaq:HIHO) today reported results for its fiscal 2022 third quarter and nine months ended December 31, 2021 – reflecting strong year-over-year improvement for both periods, despite the ongoing impact of COVID-19 and supply chain and delivery challenges.

Net sales for the fiscal 2022 third quarter increased by 18 percent to $3.0 million from $2.5 million a year ago. Net income for the same period climbed almost three times to $240,000, or $0.06 per diluted share, from $84,000, or $0.02 per diluted share, in the same quarter a year earlier.

For the nine months, net sales increased by 28 percent to $9.4 million from $7.3 million a year ago. For the same period, net income climbed sharply to $812,000, or $0.19 per diluted share, from $90,000, or $0.02 per diluted share, a year earlier.

“Results for the quarter continued to be impacted by the ongoing global effects of COVID-19. In addition, trade-related issues involving China, the United States and Australia contributed to industry-wide supply chain and raw material challenges. These factors affected the business of our existing customers and caused the delay in commencing the manufacture of a new customer’s products. Production for a new electronic product, as previously reported, was delayed by almost one year due to shortage of electronic components, and we were finally able to commence the first production run during the previous two quarters. Initial orders have now been shipped and delivered. The situation was further compounded by delivery backlogs at U.S. ports,” said Roland Kohl, president and chief executive officer of Highway Holdings.

“Despite the military coup in Myanmar, our factory in that country has been operating smoothly during past two quarters. In fact, there have been fewer issues at our Myanmar facility due to the availability of materials and other Covid-related constraints that have impacted our operations in China,” Kohl added.

Gross margin as a percentage of sales for the three months ended December 31, 2021 decreased to 28.6 percent from 34.1 percent a year earlier. Gross margin as a percentage of sales for the nine months was 30.8 percent compared with 31.7 percent last year.

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Highway Holdings Ltd.

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Selling, general and administrative expenses decreased for the quarter by $178,000 and by $129,000 for the nine-month period on a year-over-year basis.

Net income for the fiscal third quarter reflects a currency exchange loss of $15,000 compared with a currency exchange loss of $22,000 a year ago.

“Certain financial comparisons on a historical basis are somewhat misleading due to the extraordinary impact of Covid-19 exposure, including governmental subsidies and business interruptions, during the past two years. Nonetheless, our increase in profitability was essentially due to increased sales,” Kohl said.

The company reported a $20,000 currency exchange loss for the fiscal 2022 nine months compared with a $60,000 currency exchange loss a year earlier. The currency exchange losses in the current year were mainly due to the strengthening of the RMB. The company does not engage in currency exchange rate hedging, and the fluctuations in the exchange rate of the RMB and Kyat are expected to affect the company’s future results.

Kohl noted the company’s balance sheet remains strong, despite a decrease in cash. The company’s total cash position at December 31, 2021 was approximately $6.8 million, or approximately $1.6 per diluted share, compared with $7.8 million at March 31, 2021. Cash utilization reflects an increase in pre-payments for long-term orders, which were made to secure delivery of future production material, as well as dividend payments the company made to its shareholders during the past two years. The company’s increased accounts receivable on its balance sheet reflects, in part, the impact of late product shipments near the end of the quarter, as well as extreme transportation delays and customer terms of upon receipt of goods payment.

The company’s current ratio was 2.9:1 at December 31, 2021, and the company's total cash exceeded all current and long-term liabilities combined by $1.6 million.

About Highway Holdings

Highway Holdings is an international manufacturer of a wide variety of high-quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative office is located in Hong Kong and its manufacturing facilities are located in Yangon, Myanmar and Shenzhen, China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, the impact of the worldwide COVID-19 pandemic, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

(Unaudited)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2021	2020	2021	2020

Net sales	$2,995	$2,544	$9,357	$7,320
Cost of sales	2,137	1,676	6,476	5,000
Gross profit	858	868	2,881	2,320

Selling, general and administrative expenses	671	849	2,148	2,277
Operating income	187	19	733	43

Non-operating items

Exchange gain /(loss), net	(15)	(22)	(20)	(60)
Interest income	3	7	9	15
Gain/(Loss) on disposal of Asset	0	0	14	9
Other income/(expenses)	0	0	1	8
Total non-operating income/ (expenses)	(12)	(15)	4	(28)

Net profit before income tax and non-controlling interests	175	4	737	15
Income taxes benefit/(expense)	72	80	100	80
Net profit before non-controlling interests	247	84	837	95
Less: net gain/(loss) attributable to non-controlling interests	7	0	25	5
Net income attributable to Highway Holdings Limited’s shareholders	240	84	812	90
Net gain per share – Basic and Diluted
Basic	$0.06	$0.02	$0.20	$0.02
Diluted	$0.06	$0.02	$0.19	$0.02

Weighted average number of shares outstanding
Basic	4,030	3,977	4,030	3,977
Diluted	4,205	4,173	4,205	4,073

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(Dollars in thousands, except per share data)

	Dec 31	Mar 31
	2021	2021
Current assets:
Cash and cash equivalents	$6,780	$7,757
Accounts receivable, net of doubtful accounts	2,385	973
Inventories	2,522	2,238
Prepaid expenses and other current assets	312	513
Total current assets	11,999	11,481

Property, plant and equipment, (net)	769	833
Operating lease right-of-use assets	2,032	2,795
Long-term deposits	290	282
Long-term loan receivable	95	95
Investments in equity method investees	-	-
Total assets	$15,185	$15,486

Current liabilities:
Accounts payable	$1,262	$653
Operating lease liabilities, current	982	821
Other liabilities and accrued expenses	1,931	2,347
Income tax payable	23	58
Dividend payable	0	85
Total current liabilities	4,198	3,964

Long term liabilities :
Operating lease liabilities, non-current	447	1,142
Deferred income taxes	522	607
Total liabilities	5,167	5,713

Shareholders’ equity:
Preferred shares, $0.01 par value	-	-
Common shares, $0.01 par value	40	40
Additional paid-in capital	11,795	11,709
Accumulated deficit	(1,713)	(2,041)
Accumulated other comprehensive income/(loss)	(146)	48
Non-controlling interest	42	17
Total shareholders’ equity	10,018	9,773

Total liabilities and shareholders’ equity	$15,185	$15,486